Dejour Reports $730,000 Net Income for Q2 2014
33% Increase in Daily Production, 56% Reduction in Secured Debt

Vancouver, B.C., August 7, 2014 – Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announced its financial results for the three and six month periods ended June 30, 2014. The Company generated net income of $730,000 for the three months ended June 30, 2014 compared with a loss of $1.1 million in Q2 2013 and increased production by 33% to an average of 561 boe/d for the three months ended June 30, 2014 compared with 422 boe/d in Q2 2013.

Other Key Financial and Operating Highlights are:

  Refinanced the Kokopelli project in Colorado by creating a joint venture involving the transfer of 65% of the Company’s working interest in the initial 4 wells drilled in 2013, together with certain related production facilities, for $4,136,000 (US$3,876,000) cash.

  Retaining a 25% working interest in the Kokopelli project and being carried for 25% of the next US$16.0 million in project development expenditures planned for 2014;

  Reduced G&A per BOE by 31% from $22.19/boe for the three months ended June 30, 2013 to $15.24/BOE for the current quarter;

  Repaid $3.5 million in secured debt;

  Removed, with the concurrence of the Company’s auditors, all “going concern risk” references in the Company’s unaudited financial statements and related Management’s Discussion & Analysis for the three and six months ended June 30, 2014.

The NYSE MKT (“the Exchange”), in a letter to the Company dated August 4, 2014, expressed that, in its opinion, Dejour has made a reasonable demonstration of its ability to regain compliance with Section 1003(a)(iv) of the Exchange’s Company Guide, which addresses a listing Company’s ability to continue operations and/or meet its obligations as they occur. The Exchange, in its prudence, has again granted the Company an extension to regain total compliance with Section 1003(a) (iv) until November 30, 2014. During this period, the Company will submit updated “Plans of Compliance” no later than at each quarter completion concurrent with the Company’s appropriate filing with the Securities and Exchange Commission. Failure to make progress consistent with the ‘Plan of Compliance’ or to regain compliance with the listing standards by the end of the extension period could result in the Company being delisted from the NYSE MKT LLC.

CORPORATE SUMMARY – JUNE 30, 2014

OPERATIONS	Three months ended June 30,			Six months ended June 30,
	2014	2013	Change	2014	2013	Change

Production
Oil and natural gas liquids (bbls/d)	193	282	-32%	179	257	-30%
Natural gas (mcf/d)	2,209	843	162%	2,250	864	160%
Combined (BOE/d)	561	422	33%	554	401	38%

Realized sales prices
Oil and natural gas liquids ($/bbl)	87.76	86.66	1%	90.39	84.99	6%
Natural gas ($/mcf)	5.27	3.98	32%	6.05	3.92	54%

Operating expenses (2)
Oil operations ($/bbl)	27.93	21.86	28%	25.53	26.53	-4%
Natural gas operations ($/mcf)	4.56	2.65	72%	3.83	2.82	36%

Operating netback
Oil operations ($/bbl)	44.26	47.26	-6%	49.37	41.61	19%
Natural gas operations ($/BOE)	-0.79	4.25	-119%	6.71	3.10	116%

General and administrative expenses ($/BOE)(1)	15.24	22.19	-31%	16.13	25.30	-36%

Notes:
(1)	Excluding interest and financing charges
(2)

Increase due to planned annual maintenance at Woodrush NE BC, two work overs, a new pump jack and non-recurring compressor start up and repair costs associated with the Q1-2014 acquired properties at Hunter (adjacent to Woodrush)

FINANCIAL (CA$ thousands, except per share)	Three months ended June 30,			Six months ended June 30,
	2014	2013	Change	2014	2013	Change

Revenue	2,597	2,526	3%	5,382	4,564	18%
Royalties	442	494	-11%	953	872	9%

Cash flow (1)	-32	267	-112%	355	55	545%
Cash flow per share (basic)	-0.000	0.002	-111%	0.002	0.000	502%
Cash flow per share (diluted)	-0.000	0.001	-114%	0.002	0.000	518%

Net income (loss)	730	-1,075	168%	-2,252	-2,285	-1%
Basic ($/common share)	0.004	-0.007	162%	-0.014	-0.015	-8%
Diluted ($/common share)	0.003	-0.007	148%	-0.014	-0.015	-8%

Capital expenditures, net of dispositions	421	407	3%	2,785	583	378%

Weighted average common shares outstanding (thousands)
Basic	163,839	148,916	10%	159,682	148,916	7%
Diluted	209,607	196,646	7%	205,450	148,916	4%

Bank debt, net of working capital				4,381	6,412	-32%

Notes:
(1)

It is a non-GAAP measure and calculated by adding back settlement of decommissioning liabilities and change in non-cash operating working capital to cash provided by operating activities. See “Non- GAAP Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-GAAP MEASURE

	Three months ended		Six months ended
	June 30,		June 30,
(CA$ thousands)	2014	2013	2014	2013

Cash provided by (used in) operating activities	(482)	522	55	695
Change in operating working capital	450	(255)	300	(640)
Funds from (used in) operations	(32)	267	355	55

About Dejour
Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (45,425 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Disclosures Regarding Reserve Estimates: The reserve estimates assume available funding for development of the properties. Disclosed values do not necessarily represent fair market value. A conversion ratio for Cubic Feet Equivalent of gas of 6 thousand cubic feet to 1 bbl is used in the above tables and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Prospective Resources are defined as “those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be sub-classified based on project maturity”. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. These estimates represent the likely size of the resource, if present, and have not been adjusted for risk of failure.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company’s ongoing review by NYSE MKT (“the Exchange”) to ensure the Company continues to regain compliance with Section 100 3(a)(iv) of the Company Guide which addresses a Company’s ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050 Facsimile: 604.638.5051
Email: investor@dejour.com

Investor Relations – New York
Craig Allison
Phone: 914.882.0960
Email: callison@dejour.com

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